SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 08, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS COMPLETES SALE OF 21.4% OWNERSHIP OF ChipMOS TAIWAN

Hsinchu, Taiwan, October 8, 2013 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced the completion of its sale of 180 million outstanding common shares of its subsidiary, ChipMOS TECHNOLOGIES INC. (Gre Tai Securities Market: Ticker 8150) (“ChipMOS Taiwan”), at the price of NT$20.0 (US$0.67) per common share. Approximately 22 million common shares of ChipMOS Taiwan were purchased by the Company’s management and the Board of Directors.

The transactions were completed on October 3, 2013. Pursuant to the terms of certain share purchase agreements, 50% of the total shares purchased from the Company are subject to a lock-up obligation and the remaining 50% became freely tradable on October 4, 2013. Yuanta Securities Company Limited served as the sole bookrunner for these transactions.

In aggregate, the sale reduces the Company’s ownership in ChipMOS Taiwan to approximately 523.4 million common shares, representing approximately 62.1% of the outstanding shares of ChipMOS Taiwan, from a previous holding of approximately 83.5%.

As communicated in prior press releases, the Company was required to reduce its ownership interest to no more than 70% of ChipMOS Taiwan’s outstanding shares to satisfy eligibility requirements for listing ChipMOS Taiwan on the Taiwan Stock Exchange. Shares purchased by the Company’s management and the Board of Directors are not included for purposes of meeting the foregoing ownership requirement.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor testing and assembly services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), is listed on the Gre Tai Securities Market under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.